Mail Stop 3561

March 7, 2008

Via Fax & U.S. Mail

Mr. Lawerence W. Kellner

Chairman and Chief Executive Officer
Continental Airlines, Inc.
1600 Smith Street
Dept Hqseo
Houston, Texas 77002

> **Re:** **Continental Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 20, 2008**
> **File No. 1-10323**

Dear Mr. Kellner:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Balance Sheets, page 71

1. In note 1(e) to your financial statements you disclose that $102 million of auction rate securities are included in the restricted cash line item of your balance sheet at December 31, 2007. Based on your description of these securities as being variable-rate debt instruments with contractual maturities generally greater than ten years, it does not appear that these securities should be classified as cash or cash equivalents, whether restricted or not, on your balance sheet. Please advise or revise your balance sheet to properly caption these restricted investment securities in future filings, as appropriate.

Note 1(e) – Short-Term Investments, page 78

2. Please revise to disclose the impact of failed auctions of these securities on your results of operations and financial position, to the extent they continue to persist. For example, disclose whether such failed auctions affect the liquidity, pricing, or income of such securities.

Note 1(k) – Frequent Flyer Program, page 80

3. Refer to the second sentence of the second paragraph. We believe you should clarify to state that only a portion of the revenue from the sale of mileage credits is deferred based on estimates of fair value and that the remainder is recognized as income currently. In addition, please tell us and revise to disclose your basis for estimating the expected transportation's fair value and the period over which you expect to provide such transportation. Please be detailed in your response.

Note 18-Commitments and Contingencies, page 120

4. We note that you have firm commitments for 91 new Boeing aircraft scheduled

for delivery from 2008 through 2013, with an estimated aggregate cost of $5.1 billion including related spare engines, as well as options to purchase a total of 93 additional Boeing aircraft as of December 31, 2007. Furthermore, you state that in February 2008, you reached an agreement with The Boeing Company to order additional Boeing 737 aircraft that brings your total firm commitments to 111 new aircraft, with scheduled deliveries between February 2008, and the end of 2013, and an estimated cost of $6.3 billion. We also note that you have secured financing or have access to backstop financing for approximately half of those aircraft, without backstop or any other financing currently in place for the balance of the aircraft on order. Although we understand it is industry practice to order aircraft before securing the necessary financing, in light of increasing fuel prices, reduced consumer spending due to a contracting economy, and market concerns regarding the effects of the economy on the airline industry as a whole, we believe more disclosure is warranted in addition to that already provided. Supplementally advise us and expand your disclosure in future filings regarding whether your contracts for the delivery of new aircraft are of non-cancelable nature, whether you could face claims for breach of contract if you are unable to secure the necessary financing, and what type of relief might be sought by counterparties in that event.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Lyn Shenk, Assistant Chief Accountant, at (202) 551-338 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Jeffrey J. Misner, CFO
(713) 520-6329